Exhibit 99.2

LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S R E L E A S E
LINUX GOLD CORP. (LNXGF) Featured on
CEOcast.com

For Immediate Release: January 12, 2004, Vancouver, B.C. – Linux Gold Corp. (LNXGF -OTCbb & GISBeX) wishes to announce the Company has been featured on CEOcast.com. To review the report register at www.ceocast.com or go to http://www.linuxgoldcorp.com/rr_interview.html. The Company is currently seeking additional gold prospects of merit in North and South America and Eastern Europe and will release details when an agreement is successfully completed.

Linux Gold recommends that investors who are interested in gold articles and reports go to www.lemetropolecafe.com ,www.goldseek.com and www.kitco.com.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area, B.C., Canada located near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson	Contact: John Robertson
President	Tel: 800-665-4616
604-278-5996

Statements in this press release regarding Linux's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.